Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following is the transcript of a conference call held by Patriot Coal Corporation on April 29, 2008.

FINAL TRANSCRIPT
Thomson StreetEventsSM
PCX - Q1 2008 Patriot Coal Corporation Earnings Conference Call Event Date/Time: Apr. 29. 2008 / 11:00AM ET

CORPORATE PARTICIPANTS

Janine Orf
Patriot Coal - Director - IR

Rick Whiting
Patriot Coal - President, CEO

Mark Schroeder
Patriot Coal - SVP, CFO

CONFERENCE CALL PARTICIPANTS

Jeremy Sussman
Natixis Bleichroeder - Analyst

Luther Lu
FBR Capital Markets - Analyst

Brian Gamble
Simmons & Co. - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Patriot Coal First Quarter 2008 Earnings Call. For the conference, all the participant lines are in a listen-only mode. However, there will be an opportunity for your questions and instructions will be given at that time.

(OPERATOR INSTRUCTIONS)

With that being said, I'd like to turn the conference now to Ms. Janine Orf. Please go ahead.

Janine Orf - Patriot Coal - Director - IR

Thank you, John. Good morning and thank you for joining Patriot's first quarter 2008 earnings call. I am Janine Orf, Director of Investor Relations for Patriot Coal. With me are Rick Whiting, President and CEO of Patriot, and Mark Schroeder, our Senior Vice President and CFO.

On this call, we will be discussing our results from the 2008 first quarter, our outlook for coal markets, and our guidance for 2008. We also will be referring to non-GAAP financial measures, which are reconciled in our earnings release, available at our Website, patriotcoal.com.

As a reminder, forward-looking statements should be considered along with the risk factors that we note at the end of our press release, as well as in our annual report on Form 10-K for the year ended December 31, 2007.

Please also note that we will file a proxy statement prospectus with the SEC in connection with the Magnum transaction. We urge investors and stockholders to read it when it becomes available, because it will contain important information about the transaction. Now, I'd like to turn the call over to Mark Schroeder, Patriot's Chief Financial Officer.

Mark Schroeder - Patriot Coal - SVP, CFO

Thanks, Janine. Good morning, everyone. Thank you for joining us this morning. Our 2008 first quarter margins at our mining operations improved significantly over the prior year, even with the issues we encountered at the Federal mine. Our management focus is beginning to pay dividends and our consolidation strategy is underway. In a few minutes, Rick will speak more to the markets and our growth activities.

Let me begin with a discussion of the fluctuations in the supplemental data portion of our earnings release. In the first quarter 2008, Patriot sold 5.1 million tons and posted revenues of $284.3 million compared to sales of 5.7 million tons and pro forma revenues of $275.8 million for the first quarter of 2007.

Sales volume decreased 700,000 tons compared to the 2007 first quarter, primarily due to the adverse geological conditions at the Federal mine, including two roof falls, which reduced sales by an estimated $500,000.

In addition, flooding on the Ohio River impaired shipments from our Highland complex and extreme rainfall events at our Patriot surface mine led to a 2.2 million ton sales shortfall in the Illinois Basin compared to a year ago.

Metallurgical coal represented 29% of total tons sold this quarter compared to 20% a year ago. The higher percentage of MET sales was, in part, due to lower sales at Federal, but more importantly, reflected an increase of over 300,000 MET tons in the current year as we dialed up production in response to the strong MET markets.

Patriot's average selling price in Appalachia increased more than $10 to $66.91 in the first quarter compared to the 2007 period pro forma amount. Appalachia operating costs increased $6.25 per ton in the first quarter versus the prior year pro forma figure, primarily as a result of lower production at the Federal mine.

Operating costs in Appalachia would have been about $48.75 per ton or flat relative to the 2007 first quarter had the Federal mine produced at a normal operating level. And keep in mind that our royalties and taxes were up this quarter relative to a year ago as a result of the higher average selling prices.

Segment EBITDA for Appalachia was $11.73 per ton for the first quarter. Segment EBITDA for Appalachia would have been more than $15 per ton had the Federal mine produced at a normal operating level. Importantly, we are seeing the benefits of higher prices and controlled operating costs at most of our operations, translating into increased margins per ton.

The average selling price in the Illinois Basin was $34.82 in the first quarter, $2.62 improvement compared to the price reported for the prior year. As with the Appalachian segment, the Illinois Basin pricing also benefited during the quarter from the strong coal markets. The Illinois Basin operating costs were $32.02 per ton in the first quarter, right on track with the $31 to $33 per ton figures we discussed in our February earnings call.

Our costs were slightly impacted by lower shipments due to higher water on the Ohio River system and weather-related lower production at our surface operations. The combination of cost and price resulted in Illinois Basin segment EBITDA of $2.80 per ton in the 2008 first quarter compared to $3.21 per ton in the prior year.

Other revenue increased over $4 million to $5.2 million in the 2008 first quarter. Early in the quarter, we purchased coal for future shipment and sold out of this position after the run-up in coal prices, recognizing a sizeable gain.

Turning to the income statement portion of the release, EBITDA for the quarter was $17.1 million. This is after the impact of the longwall, down for most of March at Federal, which lowered EBITDA by an estimated $17 million.

On a pro forma basis, EBITDA for 2007 first quarter was $40.7 million. I will point out that the 2007 first quarter included gains on property sales of more than $35 million and there were no similar transactions in 2008. So even with the lower production at Federal, EBITDA associated with operations at the mines showed a marked improvement in 2008 over the 2007 level.

We're not yet satisfied with the operating performance at all of our operations. However, an increased number of our properties are performing at or near planned levels and the positive impacts of ongoing decisions and changes elsewhere are expected to further improve our operating results as we move through the year.

As we look forward, we expect to experience continued inflationary pressure in our cost structure, especially in steel-related materials and supplies and capital equipment, both directly and through our contract mining relationships. We have experience in dealing with inflationary pressures and we intend to control these cost pressures as much as possible through extra efforts on the purchasing side, as well as on the commercial side, gaining pass-through language for certain inflationary costs in our coal supply agreements.

In short, we recognize the importance of maintaining a competitive cost structure to achieve fundamental long-term success in this business.

Our capital expenditures totaled $12 million in the 2008 first quarter. This is lower than our run rate for the full year due to the timing of certain equipment deliveries slipping to the second quarter. Our depreciation, depletion and amortization of $18.6 million in the 2008 first quarter decreased to $2.4 million compared to the pro forma figure a year ago. The 2007 amount included DD&A on mines that are no longer in production.

Asset retirement obligation expense of $3.4 million this quarter was $2.2 million lower than a year ago as a result of accelerated reclamation expenses in '07. Reclamation expense in '07 related primarily to the termination of the Colony Bay North surface mine.

Now, turning to the balance sheet, at March 31, '08, we had net revolver borrowings of $13.1 million under our credit facility. A major driver of this figure was Federal's production level in the first quarter. So in summary, average selling prices increased year-over-year. Operating costs per ton, absent the Federal longwall downtime, are in the range we expected. Per ton margins are increasing.

We generated earnings by capitalizing on some brokerage activities. And as we discussed earlier this month, we began to act on our consolidation strategy with the announcement of the Magnum acquisition.

Although the longwall at our Federal mine is up and running, we expect Q2 performance to be negatively impacted to some degree as we continue this longwall ramp-up and transition Harris from a longwall to a continuous miner operation.

However, we expect market upside, improving operational performance and the addition of thermal and MET operating sections feeding the wells in Rockwood complex to have a positive impact in the second half of the year. As a result, we are pleased to reiterate our 2008 guidance.

Excluding the effect of the Magnum acquisition for 2008, we anticipate sales volume in the range 23 million to 25 million tons, including MET shipments of 6.5 million to 7.5 million tons. Patriot's 2008 EBITDA is target ed in the range of 115 million to 145 million and 2008 earnings per share is targeted in the range of $0.95 to $1.30 per share.

So at this point, let me turn the call over to our CEO, Rick Whiting, to discuss the markets and Patriot's strategy going forward. Rick?

Rick Whiting - Patriot Coal - President, CEO

Thank you, Mark. I'll start with an overview of the markets this morning. Global demand for both thermal and metallurgical coal continued to strengthen during the quarter, driving U.S. exports higher, with prices setting record highs. Unprecedented international demand for coal and supply constraints due to infrastructure and other issues are expected to extend this trend, resulting in sustainable longer-term growth and pricing strength in coal markets.

As a result of heavy demand and tight supply, Australian coal prices for the April 1 fiscal year into Japan have recently settled at $305 per metric ton for hard coking coal and $125 per metric ton for thermal coal. These are increases of over 200% for coking and 100% for thermal coal compared to the prior year.

At Patriot, our rail and port commitments have allowed us to participate in the growing export market in a major way. In fact, we exported almost twice as many tons in the first quarter of 2008 as we did a year ago, and these increased exports were across all of our segments and products, including Illinois Basin coal shipped by barge to the Gulf for ocean transport to Europe.

The tight markets are also beginning to drive down inventory levels. Inventories at U.S. electricity generators from the coal supply regions of northern Appalachia, central Appalachia and, also, the Illinois Basin have all declined substantially since a year ago and currently stand at levels well within the historical five-year range.

Our response to these strong markets continues to be very disciplined and measured. We are opening a previously planned new thermal mine at our Kanawha Eagle complex as we speak. We also are in the process of adding thermal and MET operating sections and tapping into unused prep plant capacity, where prudent, especially at our Rocklick preparation plant. And we're also carefully evaluating even further capacity additions as opportunities warrant.

In summary, supply-demand dynamics in all of our markets continue to be very favorable. We are participating in these strong markets through prudent contracting and production decisions. With these buoyant coal markets as a backdrop, it was especially exciting to announce our proposed acquisition of Magnum Coal earlier this month. We believe Magnum is an excellent strategic fit for Patriot, broadening our central Appalachian footprint and combining two companies with contiguous and overlying properties.

Magnum produced 16.1 million tons in 2007 and has proven and probable reserves totaling 600 million tons. With this acquisition, we will acquire valuable expertise in surface mining and further strengthen our experienced employee base. We expect significant operating and commercial synergies and expect the acquisition to be accretive to earnings per share in year one.

As a reminder, Patriot stockholders must approve the issuance of common stock associated with this transaction, which we expect around mid-year. Both SEC and FTC approvals will also be needed. We look forward to completing this acquisition as soon as practical and realizing the many benefits we see from the combination. Please note that we will not be discussing Magnum's results on the call today. These will be forthcoming as we advance the proxy filing and permanent financing activity.

Further extending our strategy to maximize the use of our resources, last week, we entered into a joint venture to develop some of our central Appalachian reserves very near the Kanawha River. We will lease up to 25 million tons of undeveloped coal reserves into the venture and we hold a 49% interest in the venture.

We expect the project to reach an initial production level of at least one million tons per year. This is a great example of a transaction that will further grow our business, without significant upfront cash outlays. As we look forward, we believe we will see opportunities for similar bolt-on transactions, allowing us to further build our production base of high value, high margin products.

Turning to new sales contracts signed in the quarter. During the first quarter, we priced over one million tons for 2008 delivery and over 1.5 million tons for 2009 delivery in these favorable coal markets.

As of March 31, 2008, up to 500,000 tons of expected '08 MET volumes and 0.5 million tons of expected thermal volumes remain unpriced. Of our expected 2009 volumes, 5.5 million to 6.5 million of MET and 3.5 million to 4.5 million of thermal were unpriced at March 31. Of expected 2010 volumes, 7.5 tons to 8.5 tons of MET and 9 to 10 million tons of thermal remained unpriced, again, at March 31. None of these figures include Magnum.

As a management team, we remain very comfortable with our relative committed versus uncommitted position. It is interesting to note that in the midst of extremely favorable coal markets, we are already speaking with international and domestic customers about new multi-year business in 2009 and beyond. In our experience, this early timing is unprecedented and we believe this bodes well for our ability to secure future business, in some cases, multi-year, at excellent prices and margins.

To wrap up, we believe our operations are on the right track for continued sustainable improvement. As demand outpaces supply in the coal industry, we expect pricing to rebase at significantly higher levels. By combining the stronger pricing environment with our what I call double-barrel mission to mine it right and also sell it right, we continue to be excited about the opportunities we see for Patriot to continue to create shareholder value.

This concludes our prepared remarks for this morning, but Mark and I will be happy to take your questions. I will go ahead and turn the call over to the operator to do so.

QUESTIONS AND ANSWERS

Operator

Thank you. (OPERATOR INSTRUCTIONS). First, from the line of Jeremy Sussman with Natixis Bleichroeder. Please go ahead.

Jeremy Sussman - Natixis Bleichroeder - Analyst

Hi, good morning.

Rick Whiting - Patriot Coal - President, CEO

Good morning.

Mark Schroeder - Patriot Coal - SVP, CFO

Good morning, Jeremy.

Jeremy Sussman - Natixis Bleichroeder - Analyst

You guys mentioned that you signed about one million tons in 2008 and 1.5 tons in 2009. Can you talk about where that came from and maybe just -- I know you can't get too granular, but what are you seeing for prices kind of in general out there?

Rick Whiting - Patriot Coal - President, CEO

Let me go first from kind of the source end of it. Substantial amounts of it came out of the Federal complex. Also, some Rocklick coking, which effectively, at this point in time, is basically the Harris MET product, was booked during that period.

Then you move on down to Kanawha Eagle, both some thermal coal and some coking coal from Kanawha Eagle is part of those volumes. And interestingly, we've had some pretty good activity, level of activity to the relatively small, but important customer base in the Illinois Basin, in the Midwest region, looking for term business for the Midwestern coal. So it's been kind of an interesting mix across the whole spectrum, both northern APP, central APP, and Illinois Basin within those numbers.

And in terms of price, without getting specific, I guess I would say that we like to think we've been in the higher end of the range of what's been available to the physical market.

There's obviously some correlation with what you see out there on the publicly published price curves. There's always some correlation to that, but not necessarily an exact correlation and, in fact, often, on the price curves, the traded curves, you may see backwardation and, indeed, we're not engaging in much of that on our multi-year business. We're being able to avoid backwardation, in fact, looking at strong pricing on the going-forward basis beyond '08.

Jeremy Sussman - Natixis Bleichroeder - Analyst

Great. That's very helpful. And, also, I think in your prepared remarks, you also talked about exporting twice as much this quarter as you had the first quarter, I guess, of 2007. Kind of going forward, maybe more for 2009, since you're more on price there, I guess, what percentage of MET coal do you think can you get to the export market and how would that stack up with what you've done historically on a standalone basis?

Mark Schroeder - Patriot Coal - SVP, CFO

Jeremy, this is Mark. Historically, I'll take 2007, about 30% of our MET business went to the export market. We see that increasing in 2008 and I suspect going forward, as well. 2008 will probably be closer to 40%, in that range. So I see those same sort of numbers increasing over the historical 30, up closer to a 40 range as we look forward.

Jeremy Sussman - Natixis Bleichroeder - Analyst

Okay. And potentially higher than that in 2009.

Mark Schroeder - Patriot Coal - SVP, CFO

We 'll see , as we get into 2009. As Rick mentioned, we' re pricing some business now.  We still have a substantial amount of our MET business unpriced and it would stay unpriced until later in the year. But we continue to talk to both domestic and international customers.

Jeremy Sussman - Natixis Bleichroeder - Analyst

Great. Thank you very much for the color.

Mark Schroeder - Patriot Coal - SVP, CFO

Thank you.

Operator

Next, from the line of Luther Lu with FBR Capital Markets. Please go ahead.

Luther Lu - FBR Capital Markets - Analyst

Good morning, Rick and Mark.

Mark Schroeder - Patriot Coal - SVP, CFO

Good morning, Luther.

Luther Lu - FBR Capital Markets - Analyst

Mark, I have a question for you. I just want to verify the numbers for if you were to -- if Federal were to run throughout the quarter, the cost would have been flat.

Mark Schroeder - Patriot Coal - SVP, CFO

I estimated 48.75, Luther, if Federal would have operated at a normal range and that's pretty well flat as to where we were in the first quarter of last year, very close to where we would have been in the fourth quarter of '04, again, had we not had a Federal issue.

Luther Lu - FBR Capital Markets - Analyst

Okay.

Mark Schroeder - Patriot Coal - SVP, CFO

It's really within our range. I talked previously about our range being 46 to 49. So we're seeing that number very well within that range and as I mentioned in my remarks, the upside on the pricing also hurts us to the tune of 10% to 15% on the cost side as it relates to royalties and taxes.

Luther Lu - FBR Capital Markets - Analyst

Right, understand, understand. And for Illinois Basin, without the flooding and the rain issue, the cost would have been slightly lower, as well.

Mark Schroeder - Patriot Coal - SVP, CFO

Slightly lower, not a huge number. We're still in the $32 range. It would have dropped under 32. So a slight improvement there had we not had the flooding.

Rick Whiting - Patriot Coal - President, CEO

That was more about shipments and moving the coal through in the case of Highland, but it did affect our cost at the Patriot surface mine. That's where we got the rainfall events that hampered those operations.

Luther Lu - FBR Capital Markets - Analyst

Okay. And for Federal No. 2, is there going to be any rollover tonnage for the second quarter or fourth quarter, perhaps into next year?

Rick Whiting - Patriot Coal - President, CEO

Obviously, it was a severe enough issue, we had to claim force majeure and there are a variety of types of contracts. Some are made up by mutual agreement. Some, it's the non-defaulting party. So there'll be a mix, but, clearly, there will be some of the tonnage that will be required to be made up as we move forward. It's probably not possible to have it all made up in '08 and some of that could go over into '09.

Luther Lu - FBR Capital Markets - Analyst

Okay. And for the rest of the year, can we expect a similar realization price for the Illinois Basin coal?

Mark Schroeder - Patriot Coal - SVP, CFO

Our realization in the first quarter was just under $35. We have priced some '08 business earlier this year, not a whole lot, but we will have some up-tick as we go through the rest of '08. That number's in the ballpark, Luther. It's probably a little bit of upside potential there, but it's in the ballpark.

Luther Lu - FBR Capital Markets - Analyst

Okay.

Rick Whiting - Patriot Coal - President, CEO

We've engaged in some international business, which, obviously, would bear out some very strong prices and, also, some domestic business that will start kicking in. But, still, it's against a pretty large base of commitment out of the Highland complex. So it won't move a lot, but it should trend generally upward as the year moves along, given the spot influence of higher prices.

Luther Lu - FBR Capital Markets - Analyst

Okay. And of the 1.5 million tons you signed for 2009, any of those are Illinois Basin coals?

Rick Whiting - Patriot Coal - President, CEO

Yes. It's kind of a similar mix. The good news is that across all markets, buyers are entertaining multi-year business, particularly on the thermal coal side.

Luther Lu - FBR Capital Markets - Analyst

All right. And one last question. Can we expect anymore trading related revenues for the balance of the year?

Rick Whiting - Patriot Coal - President, CEO

I think it would be likely. When we set out, we had talked about we would have some meaningful amount, far less than perhaps had been in the past, but some meaningful amount of commercial type activity, whether it be land and property transactions or trading activity. And I think we probably would at least keep pace with what happened in the first quarter and continue to do more on both sides of the equation, both on the property side and on the brokerage side.

Luther Lu - FBR Capital Markets - Analyst

Okay. Great. Thank you.

Mark Schroeder - Patriot Coal - SVP, CFO

Thanks, Luther.

Operator

(OPERATOR INSTRUCTIONS). And we'll go to the line of Brian Gamble with Simmons and Company. Please go ahead.

Brian Gamble - Simmons & Co. - Analyst

Good morning, guys.

Mark Schroeder - Patriot Coal - SVP, CFO

Good morning.

Rick Whiting - Patriot Coal - President, CEO

Morning, Brian.

Brian Gamble - Simmons & Co. - Analyst

Just a couple of questions. First, I wanted to talk a little regional theory for the rest of the year, when we talked about the northern APP market and Federal coming back online.

What are you seeing as far as supply-demand from that region? We've heard a couple of your competitors talk about some potential river issues with lock repairs being done over the course of the next couple of quarters and rail issues continuing to be tight as we continue to ship more exports out of the east. How do you view your position there and do you think some of those issues are valid or maybe a little bit overblown?

Rick Whiting - Patriot Coal - President, CEO

I would say that they're probably not overblown in aggregate. Every supplier has a little different situation. Naturally, with the outages we had and makeup tons and so forth, we're not going to be able to do much more, if any, for '08. All of our additional sales will be going on into next year. But as far as one thing I think you have to look at for the situation in that region is the stockpile levels getting down now in the low 30s in terms of number of days.

The last time the stockpiles have been that low from northern Appalachian coal was back in mid '04, previous to one of the other run-ups, which we were able to lay in some multi-year business in '05 and '06 coming off of that, so completely different levels. We thought we were doing good in those days and I guess the 40s and 50s, and now the prices are double that as far as the traded prices you see out there.

So I think that just a combination of exports straining the system, knocking the cobwebs out of some of the systems that haven't been used as much for some of these movements, just overall activity is putting a lot of pressure on northern APP and it's being reflected in what we're seeing in these traded prices. And at some point, it's not even price. It's just the ability to even get the product. I think there's probably more challenge for buyers finding product than we've seen for a long, long time, regardless of what the price might be.

Brian Gamble - Simmons & Co. - Analyst

And then when you talk about that situation and being able to take advantage of those prices, you've got some pretty decent volumes left open for '09 and then if you -- I know you don't want to talk about Magnum yet, but when you layer that in, you have, in theory, some additional volumes there.

What is your strategy going forward? Are you looking to price coal for '09 at these levels? I know some people have talked about committing tons to people, but not necessarily laying in the price yet and kind of waiting and seeing what gets hashed out over the next six months. What is your overall strategy for that and how do you view levels of comfort with your current open positions as you look forward into '09?

Rick Whiting - Patriot Coal - President, CEO

At the prices we're seeing for northern APP and I think also central APP, as well, we would be pleased to go ahead and start layering in some meaningful volumes at these levels. And moreover, we would be seeking to do it on a multi-year basis as opposed to just taking '09 business, see this as an opportunity to maybe -- I guess I would call it lay in some annuity with some certainty and that's never a bad thing.

Certainly, we won't go out and sell our last tons and we'll be very careful and pace ourselves, but we would look to take on business, preferably multi-year business. It would probably be a premium above the current market if we weren't to get multi-year business, frankly, and that would be our philosophy.

Another thing we're going to be looking at, even at these levels, I'm not sure what's out there in the future in terms of inflationary pressures, and we'll also be seeking to get some protection in our coal supply agreements for unexpected or very high inflation levels, maybe not from the first few percentage points, but certainly some protection for high inflation or certainly we've always gotten laws costs passed through. So we'll be very sensitive to future cost movements and try to reflect protection in our agreements around that, as well.

Brian Gamble - Simmons & Co. - Analyst

And then as we look at the cost structure, Mark, that you went over, that is impressive to be able to be flat quarter-on-quarter, taking out the Federal operations. But when you look at your '08 level, 46 to 49 and you're increasing realization, so, therefore, the royalties kick in, can you talk a little bit about how you're able to maintain that sort of cost number?

And then in addition to that, as we look out into '09, obviously, realizations take up again. Should we expect another flat cost structure next year or do those realizations and any cost savings from this year kind of go away in '09 and we should start to think about more like a 3% or 5% cost increase year-on-year in that '09 timeframe?

Mark Schroeder - Patriot Coal - SVP, CFO

A couple things, Brian. I guess, first, as we look into '09, inflationary pressures continue to be a factor as prices go up and you have the additional 10% to 15% price related royalty and taxes, that's going to be a pressure.

So I don't see prices flat in 2009 relative to 2008. What we're doing, getting back to the first part of your question, what we're doing, part of our reason, part of Peabody's reason for splitting off these set of operations is to put a management team together, focusing on this set of operations, and that's what we think we're doing.

That's what we're attempting to do. Part of that focus is to look at all the costs that we're incurring and try to do what we can to control those costs, look at the operations that are out there, run the best operations that we can, dial back the operations that aren't performing as well.

So part of our overall focus as a management team is to control costs and it is difficult to do as we're fighting some very high price increases on steel-related products, like roof bolts and petroleum-based products, be it conveyors and some fuel and lubricants that we use.

Difficult to do, but that's part of what we're trying to do as a management team and stay on those costs as much as we can and try to understand where we're spending the dollars and what we can do to increase capacity at some of our prep facilities, increase capacity at those mines that are producing better than others, and dial back the production at those mines that aren't producing as well.

Brian Gamble - Simmons & Co. - Analyst

Do you think those factors will mostly be taken care of as you look out into the remainder of '08 or do you think that will continue to be of benefit to Patriot in '09?

Mark Schroeder - Patriot Coal - SVP, CFO

I think it's certainly going to be as we work through '08. I'm not saying we're doing as well as we can do in '08. I think there's still room for improvement and then as we look forward, I think we'll continue to focus on the costs. I don't think that's an issue that we're going to address now and we'll put away until later. I think it's an area we're going to continue to address throughout '08 and into '09.

That's, I guess, back to my first comment. I don't think our cost structure will be flat in '09 compared to '08 for this set of operations only, but that's part of the beauty of this Magnum transaction. We the Magnum cost structure being a very good cost structure and the blending of Magnum and Patriot can help us on a combined basis going forward to try to maintain a flat cost structure.

Brian Gamble - Simmons & Co. - Analyst

Thank you. That's great color. I'll jump back in the queue.

Operator

(OPERATOR INSTRUCTIONS). And we'll go back to Brian Gamble. Please go ahead.

Brian Gamble - Simmons & Co. - Analyst

Okay. I guess I'll keep going.

Rick Whiting - Patriot Coal - President, CEO

That's like two three-pointers back-to-back there. Take another shot.

Brian Gamble - Simmons & Co. - Analyst

That's right. When you're hot, you've just got to keep on shooting. That's right. What was I going to ask? That was a good question. When we look at the recent delay of the 404 rulings, I was hoping to get a little bit of color from you, Rick, as to how you see that affecting the central out (ph) market.

I know that a lot of people have said -- well, give varying opinions. Either they have enough permanent employees and so they're okay for '08 or maybe it starts to affect the market in 2009. I know that the permitting process has been extremely delayed due to the ruling be outstanding. I'm assuming that only gets accentuated as we roll through the summer.

How do you view that in light of production issues coming either in the back half of this year, does it affect '09 production? Just your overall viewpoint there.

Rick Whiting - Patriot Coal - President, CEO

I think for most producers, it's going to be more likely to affect maybe, at the earliest, '09 production and perhaps not until '10 or '11.

But ultimately there's a price to pay here in terms of time. I just can't imagine that once the Corps and the other regulators get the green light or whatever direction they're going to get, that there isn't some logjam or backlog of time lost by these months that are going by with no or slowed activity.

So to me, it's inevitable that ultimately it probably will work out, surface mining will move forward, perhaps change a bit in terms of technique and cost. But I believe it's likely there will be some impact at least on an interim basis while there is some catching up on the permits and getting back into the flow and it could very likely result in a dip from surface mine production for some period of time.

It's very hard to predict precisely where it is because of all the different tails on existing permits and ones that are already in the pipeline, in the queue, if you will, it's hard to say. And I'm still flying at probably 25,000 or 30,000 feet on this issue, having just come out with a largely underground company and being exposed through the eyes of evaluating Magnum. They are certainly going to be the experts on that and are much more schooled and nimble in dealing with it.

But as I get on down to 10,000 feet and 5,000 feet, I think I will see, for the industry, that it's likely to have some impact on surface mine production and I can't imagine anything coming out of that whole process is going to be a pat on the back and ability to increase surface production in Appalachia. So just take your imagination from there as to what impact that's going to have on supply-demand and market and markets.

Brian Gamble - Simmons & Co. - Analyst

And then maybe just touch a little bit on the labor situation in the east. We've heard continuing talk that central APP is extremely tight and we've heard talk of increased production out of certain companies in the region and they're definitely needing to expand their employee base.

How do you view your central APP positioning when it comes to labor and then as you take on Magnum and work on integrating those operations, how does that all hash out?

Rick Whiting - Patriot Coal - President, CEO

I think going forward, skilled labor and supervision is the biggest challenge for central Appalachian coal producers across the board. Different companies will have different outcomes and different needs based on their age of their workforce and their status, their relationship with their employees.

Again, we have less turnover at Patriot as it stands today because of the unionization of about 40% or 50% of our production. We don't have the turnover and that's good. We also have our training facility, where we have once again spooled up and are commencing to run new classes through that course, which I think is like a nine-week course, and we'll have a series of those.

We already have a new one underway that just started to turn out skilled initially hourly employees. We will also have classes for supervisors and so forth. But I think there's probably a larger challenge on the skilled supervision in terms of face bosses, in terms of maintenance chiefs, and folks like that. We will need to be focused on probably training and building our own. I don't think there's any future in trading places and looking to other companies time after time and having turnstiles or musical chairs going on.

All that will ultimately do for the industry is just run up the costs to levels that, if and when there's ever a change in these markets, everybody will say, "Why did I do that?"

It's a slippery slope. So I think we're more of a mind to make sure we carefully evaluate our pay structure, our compensation structure in total and that we move carefully on that and build our own, where possible, and train our own so that we have the mindset and the safety culture and the productivity culture that will ultimately make us successful through good times and bad.

Brian Gamble - Simmons & Co. - Analyst

And then I know there's still a couple hurdles as far as the integration of Magnum goes. Could you possibly give us a best case-worst case scenario for when that gets completed?

Mark Schroeder - Patriot Coal - SVP, CFO

I guess the steps we need to do is file a proxy, get FTC approval and SEC approval, and then go to our shareholders for a vote on the increased number of authorized shares.

If, in fact, the FTC and the SEC would have, let's say, no comments or minimal comments and that process would end, let's say, 30 days after we would file the documents, that could get us to the middle of June, let's say, the end of May, middle of June, and we could turn around and have a shareholder vote probably at the earliest and be able to close sometime in the first half of July.

A more likely scenario is probably more like the last half of July or the first half or -- or into the month of August, assuming that the SEC spends some time and has a couple iterations on that document.

Brian Gamble - Simmons & Co. - Analyst

So you're fully expecting it to be done before the end of Q3.

Mark Schroeder - Patriot Coal - SVP, CFO

That is our expectation, yes.

Brian Gamble - Simmons & Co. - Analyst

I think that's all I've got. Appreciate it, guys.

Rick Whiting - Patriot Coal - President, CEO

Thanks for your interest.

Operator

And we do have a follow-up from Jeremy Sussman. Please go ahead.

Jeremy Sussman - Natixis Bleichroeder - Analyst

Just one or two more here. I guess regarding your Black Oak mine expansion, I think in your Rocklick complex, what's the status here? I think your annual production target is 1.5 million tons of MET coal out of this mine.

Rick Whiting - Patriot Coal - President, CEO

Right. It's still in the development stage, still just one unit driving. It won't be too long until we'll be able to add a second unit. I think that's a couple or three months out, at least. But it's basically on schedule. Sometimes you feel like you're a week ahead or a couple weeks behind based on the advance, but generally, it's on schedule to be up and running as we move into '09.

Jeremy Sussman - Natixis Bleichroeder - Analyst

Okay. And then I guess as you -- you mentioned on the Magnum call that you were certainly still looking at other acquisition targets down the road. Do you have more of a preference for staying in the Appalachian region a la Magnum or would you be looking really anywhere, even potentially moving out west a bit?

Rick Whiting - Patriot Coal - President, CEO

I'd say the latter. We'd be more willing to consider looking elsewhere, not to say we won't continue to look. I think we'll continue to do what we've referred to as bolt-on or maybe smaller additive pieces, like this joint venture we announced, particularly when we can do things without much capital, put our reserve position in as our piece of the deal as startup and let some entrepreneurs get things up and running as an adjunct to our own operations.

I think that's a better model than the contract miner model these days. So we'll do some growth that way, which I consider to be more organic or maybe it's brown field as opposed to green field growth.

Beyond that, I think we need to fully absorb and get our arms around the merger and get things running well with the new package, basically doubling the size of the company. And then on the heels of that, I think we should probably look to broader horizons, perhaps outside of central APP, look to the north and the west.

Jeremy Sussman - Natixis Bleichroeder - Analyst

Great. Very helpful and thanks again for the color.

Mark Schroeder - Patriot Coal - SVP, CFO

Thank you, Jeremy.

Operator

And no further questions in queue. I'll turn it back to the presenters for any closing comments.

Janine Orf - Patriot Coal - Director - IR

Thank you all for joining us today. We appreciate your interest in Patriot Coal and we look forward to speaking with you again next quarter.

Mark Schroeder - Patriot Coal - SVP, CFO

Thank you.

Rick Whiting - Patriot Coal - President, CEO

Thanks.

Operator

Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation. You may now disconnect.

DISCLAIMER
Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
© 2005, Thomson StreetEvents All Rights Reserved.

 Important Information for Stockholders

Patriot Coal Corporation (the “Company”) will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal Company (“Magnum”).  Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance.  Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by the Company are available free of charge by contacting Janine Orf, Director, Investor Relations, at (314) 275-3680.  The final proxy statement/prospectus will be mailed to stockholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance.  Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and in the proxy statement for the Company’s 2008 annual meeting of stockholders filed by the Company with the SEC on April 7, 2008.  Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts.  These forward-looking statements are subject to numerous risks and uncertainties.  There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements.  These factors include, but are not limited to, the following: failure to obtain Company stockholder approval of the proposed issuance; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory or other approvals; availability and cost of financing; failure to consummate or delay in consummating the transaction for other reasons; changes in laws or regulations; changes in general economic conditions, including coal and power market conditions; the outcome of commercial negotiations involving sales contracts or other transactions; the Company’s dependence on Peabody Energy Corporation in the near future; geologic, equipment and operational risks associated with mining; supplier performance and the availability and cost of key equipment and commodities; the Company’s ability to recover coal reserves; labor availability and relations; availability and costs of transportation; weather patterns affecting energy demand; risks associated with environmental laws and compliance; and the availability and costs of competing energy resources.  The Company undertakes no obligation (and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s Form 10-K and 8-K reports.